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                            December 7, 2023

       Christopher Guthrie
       Chief Financial Officer
       Comstock Holding Companies, Inc.
       1900 Reston Metro Plaza, 10th Floor
       Reston, VA 20190

                                                        Re: Comstock Holding
Companies, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-32375

       Dear Christopher Guthrie:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Exhibits

   1.                                                   We note you have
identified the wrong periodic report in paragraph 1 of your
                                                        certifications provided
in Exhibits 31 and 32 as you referenced the Quarterly Report on
                                                        Form 10-Q rather than
the Annual Report on Form 10-K. Please file a full amendment to your Form 10-K for the
year ended December 31, 2022 to revise your certifications to identify the correct
periodic report in paragraph 1. Refer to Regulation S-K C&DI 246.14.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Guthrie
Comstock Holding Companies, Inc.
December 7, 2023
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 with any questions.



FirstName LastNameChristopher Guthrie                    Sincerely,
Comapany NameComstock Holding Companies, Inc.
                                                         Division of
Corporation Finance
December 7, 2023 Page 2                                  Office of Real Estate
& Construction
FirstName LastName